UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No._)*

Comtex News Network, Inc.
--------------------------------------------------------------------------------
(Name of Issuer)

Common Stock, $.01 par value
--------------------------------------------------------------------------------
(Title of Class of Securities)

205914104
--------------------------------------------------------------------------------
(CUSIP Number)

February 9, 2010
--------------------------------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1(b)

|X|   Rule 13d-1(c)

|_|   Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   205914104                   13G                   Page 2 of 5 Pages

________________________________________________________________________________
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Peter H. Kamin
________________________________________________________________________________
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.    SEC USE ONLY

________________________________________________________________________________
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           1,244,200
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         1,244,200
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,244,200
________________________________________________________________________________
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
________________________________________________________________________________
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      7.9%
________________________________________________________________________________
12.   TYPE OF REPORTING PERSON*

      IN
________________________________________________________________________________

CUSIP No.   205914104                   13G                   Page 3 of 5 Pages

Item 1(a).  Name of Issuer:

Comtex News Network, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

625 N. Washington Ave., Suite 301, Alexandria, VA 22314
            ____________________________________________________________________

Item 2(a).  Name of Person Filing:

Peter H. Kamin
           ____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:

One Avery St, 17B, Boston, MA 02111
            ____________________________________________________________________

Item 2(c).  Citizenship:

Mr. Kamin is a US citizen
            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:

Common Stock, $.01 par value (the “Common Stock”)
            ____________________________________________________________________

Item 2(e).  CUSIP Number:

205914104
            ____________________________________________________________________

Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)
            or (c), Check Whether the Person Filing is a:

The person is not listed in Items 3(a) through 3(j)

CUSIP No.   205914104                   13G                   Page 4 of 5 Pages

Item 4.     Ownership.

(a)	Amount beneficially owned:

Mr. Kamin is the owner of 1,244,200 shares of Common Stock.

Mr. Kamin beneficially owns 1,244,200 shares of Common Stock, which represents approximately 7.9% of the shares of Common Stock issued and outstanding.  This percentage is determined by dividing the number of shares beneficially held by Mr. Kamin by 15,794,200, the number of shares of Common Stock issued and outstanding as of November 13, 2009, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2009.

(b)	Mr. Kamin may direct the vote and disposition of 1,244,200 shares of Common Stock.
            _________________________________________________________________

Item 5.     Ownership of Five Percent or Less of a Class.

            Inapplicable
            _________________________________________________________________

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Inapplicable
            _________________________________________________________________

Item 7.     Identification and Classification of the Subsidiary Which Acquired the
            Security Being Reported on by the Parent Holding Company or Control Person.

            Inapplicable
            _________________________________________________________________

Item 8.     Identification and Classification of Members of the Group.

            Inapplicable
            _________________________________________________________________

Item 9.     Notice of Dissolution of Group.

            Inapplicable
            _________________________________________________________________

CUSIP No.   205914104                   13G                   Page 5 of 5 Pages

Item 10.    Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2010
----------------------------------------
(Date)

/s/   Peter H. Kamin
----------------------------------------
(Signature)